SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	56,343,050	0.1633	0.0855
Shares	Preferred	264,672,227	0.8433	0.4017
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Sell	23	84,650	826.95	70,001.32
Shares	Preferred	Direct with the Company	Sell	23	294,050	952.21	279,997.35
Shares	Common	Direct with the Company	Buy	29	194,488	428.47	83,333.26
Shares	Common	Direct with the Company	Buy	29	935,022	428.47	400,633.51
Shares	Common	Direct with the Company	Buy	29	231,376	428.47	99,138.87
Shares	Common	Direct with the Company	Buy	29	700,000	428.47	299,932.46
Shares	Common	Direct with the Company	Buy	29	147,016	428.47	62,992.74
Shares	Common	Direct with the Company	Buy	29	3,000,000	428.47	1,285,425.00
Shares	Preferred	Direct with the Company	Buy	29	972,441	428.47	416,666.74
Shares	Preferred	Direct with the Company	Buy	29	27,238	1,013.99	27,618.84
Shares	Preferred	Direct with the Company	Buy	29	4,675,107	428.47	2,003,166.26
Shares	Preferred	Direct with the Company	Buy	29	814,218	1,013.99	825,607.93
Shares	Preferred	Direct with the Company	Buy	29	1,156,881	428.47	495,694.80
Shares	Preferred	Direct with the Company	Buy	29	573,272	1,013.99	581,292.39
Shares	Preferred	Direct with the Company	Buy	29	3,499,997	428.47	1,499,661.00
Shares	Preferred	Direct with the Company	Buy	29	266,471	1,013.99	270,199.04
Shares	Preferred	Direct with the Company	Buy	29	735,084	428.47	314,965.43
Shares	Preferred	Direct with the Company	Buy	29	2,599,486	1,013.99	2,635,853.50
Shares	Preferred	Direct with the Company	Buy	29	15,000,000	428.47	6,427,125.00
Shares	Preferred	Direct with the Company	Buy	29	882,826	1,013.99	895,176.62
Shares	Preferred	Direct with the Company	Buy	29	740,934	1,013.99	751,300.10
Shares	Preferred	Direct with the Company	Buy	29	323,254	1,013.99	327,776.03
Shares	Preferred	Direct with the Company	Buy	29	465,736	1,013.99	472,251.70
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	61,466,302	0.1781	0.0933
Shares	Preferred	297,111,122	0.9467	0.4509

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	30,587,593,192	88.6389	46.4205
Shares	Preferred	12,265,615,362	39.0820	18.6146
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Buy	29	3,423	428.47	1,466.73
Shares	Common	Direct with the Company	Buy	29	100,000	428.47	42,847.50
Shares	Preferred	Direct with the Company	Buy	29	17,118	428.47	7,334.91
Shares	Preferred	Direct with the Company	Buy	29	95,472	1,013.99	96,807.77
Shares	Preferred	Direct with the Company	Buy	29	500,000	428.47	214,237.50
Shares	Preferred	Direct with the Company	Buy	29	1,814,872	1,013.99	1,840,262.09
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	30,587,696,615	88.6392	46.4206
Shares	Preferred	12,268,042,824	39.0897	18.6183

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	(X) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.